UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Safeguard Scientifics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
786449207
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	786449207

1.Names of Reporting Persons.
Red Rocks Capital, LLC

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3. SEC Use Only

4. Citizenship or Place of Organization		Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	1,051,500

	6. Shared Voting Power	0

	7. Sole Dispositive Power	1,051,500

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,051,500
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions)
IA

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer: Safeguard Scientifics, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 435 Devon Park Drive, Building 800, Wayne, PA 19087

Item 2.

(a)	Name of Person Filing: Red Rocks Capital, LLC

(b)	Address of Principal Business Office: 25188 Genesee Trail Road, Suite 250, Golden, CO 80401

(c)	Citizenship: Colorado Limited Liability Company

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 786449207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,051,500

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,051,500

Page 3 of 5 pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,051,500

(iv)	Shared power to dispose or to direct the disposition of: 0

Red Rocks Capital, LLC is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940.  As a result of its role as sub-adviser to such investment companies, Red Rocks Capital, LLC may be deemed to be the beneficial owner of 1,051,500 shares or 5.1% of the shares outstanding of Common Stock held by such investment companies.  However, Red Rocks Capital, LLC does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the investment companies and disclaims any ownership associated with such rights.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The investment companies, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.  The interest of any one such person does not exceed 5% of the class of securities.  These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 5 pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date
/s/Matthew R. Luoma
Signature
Matthew R. Luoma, Chief Financial Officer
Name and Title

Page 5 of 5 pages